Ark
8-17-2004

04016648

[ ]ED STATES
[ ] EXCHANGE COMMISSION
Washington, D.C. 20549

VF-8-13-04

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECEIVED AUG 1 0 2004 DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8- 53126

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Instream Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 California St., Suite 1940
(No. and Street)

San Francisco (City) CA (State) 94104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher W. Allick (415) 217-6400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Daoro Zydel & Holland
(Name – *if individual, state last, first, middle name*)

180 Montgomery St., Suite 700, San Francisco, CA 94104
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 19 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher W. Allick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Instream Partners, LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Managing Director

Title

SUBSCRIBED AND SWORN TO BEFORE ME THIS Sixth DAY OF August 2004

NOTARY PUBLIC

Notary Public

ANDREW F. ALBRIGHT
Commission # 1463871
Notary Public - California
San Francisco County
My Comm. Expires Feb 7, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

DAORO ZYDEL & HOLLAND
Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT

The Member
Instream Partners, LLC

We have audited the accompanying statement of financial condition of Instream Partners, LLC (Instream), a California limited liability company, as of December 31, 2003, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Instream Partners, LLC as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Daoro Zydel + Holland

San Francisco, California
February 10, 2004

180 Montgomery St., Ste 700, San Francisco, CA 94104-4243 Voice: 415.781.2500 Fax: 415.781.2530 email: cpas@dzh.com

Associates in Principal Cities of the United States and Worldwide

INSTREAM PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

CURRENT ASSETS	
Cash	$ 121,056
Receivables from customers	105,606
Prepaid expenses	4,043
Total current assets	230,705
FURNITURE AND EQUIPMENT, net	6,897
LEASE DEPOSITS	15,388
	$ 252,990

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES	
Accounts payable	$ 613
Advances from new members	90,000
Total current liabilities	90,613
COMMITMENTS	-
MEMBER'S EQUITY	162,377
	$ 252,990

The accompanying notes are an integral part of this statement.

INSTREAM PARTNERS, LLC

STATEMENT OF OPERATIONS

Year Ended December 31, 2003

REVENUES	
Consulting fees	$ 318,734
Other income	16,163
	334,897
EXPENSES	
Salaries	174,106
Consultants	66,433
Rent	59,433
Employee benefits	25,923
Office supplies	23,413
Professional fees	22,248
Payroll taxes	20,201
Dues and subscriptions	8,603
Travel	8,018
Depreciation	6,510
Office expense	5,047
Telephone	4,167
Meals and entertainment	3,777
Computer costs	2,648
Miscellaneous	4,724
	435,251
NET LOSS	$ (100,354)

The accompanying notes are an integral part of this statement.

INSTREAM PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Year Ended December 31, 2003

BALANCE - DECEMBER 31, 2002	$	157,589
Contributions		125,000
Withdrawals		(19,858)
Net loss		(100,354)
BALANCE - DECEMBER 31, 2003	$	162,377

The accompanying notes are an integral part of this statement.

INSTREAM PARTNERS, LLC

STATEMENT OF CASH FLOWS

Year Ended December 31, 2003

CASH FLOWS FROM (TO) OPERATING ACTIVITIES	
Net loss	$ (100,354)
Adjustments to reconcile net loss to net cash used in operating activities	
Depreciation	6,510
Changes in operating assets and liabilities	
Receivables from customers	(81,663)
Prepaid expenses	2,500
Lease deposits	(2,794)
Accounts payable	613
Accrued liabilities	(4,436)
Net cash used in operating activities	(179,624)
CASH FLOWS FROM (TO) INVESTING ACTIVITIES	
Purchase of furniture and equipment	(2,350)
CASH FLOWS FROM (TO) FINANCING ACTIVITIES	
Contributed capital	125,000
Withdrawals	(19,858)
Advances from new members	90,000
Net cash provided by financing activities	195,142
NET INCREASE IN CASH	13,168
Cash, beginning of year	107,888
Cash, end of year	$ 121,056

The accompanying notes are an integral part of this statement.

INSTREAM PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

NOTE A – DESCRIPTION OF BUSINESS

Instream Partners, LLC (the Company) began operations in 2000 and is headquartered in San Francisco, California. The Company, which provides investment banking services, focuses on middle market growth companies, and is a member of the National Association of Securities Dealers (NASD).

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Furniture and Equipment

   Furniture and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is computed on the straight-line method over the estimated useful lives of the assets. Improvements, if any, are amortized on a straight-line basis over the estimated useful lives of the related improvements or the terms of the leases, whichever is shorter.

2. Revenue Recognition

   The Company earns fees from providing merger-and-acquisition and financial restructuring advisory services and recognizes the revenue from these services as earned on a pro rata basis over the term of the contract.

3. Income Taxes

   The financial statements do not include a provision for income taxes because the limited liability company does not incur federal or state income taxes. Instead, its earnings and losses are included in the member's personal income tax returns.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

4. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE C – RECEIVABLES

Receivables consist of amounts owed by customers. Management believes these are fully collectible and, as a result, no allowance for doubtful accounts has been established.

NOTE D – FURNITURE AND EQUIPMENT

Furniture and equipment at December 31, 2003 consist of the following:

Furniture and fixtures	$ 14,942
Computer equipment	21,370
	36,312
Less: accumulated depreciation	(29,415)
	$ 6,897

NOTE E – COMMITMENTS

The Company leases office space under a noncancelable sublease through April, 2006. The future minimum payments as of December 31, 2003 are as follows:

Year ending December 31,	
2004	$ 59,551
2005	59,551
2006	19,852
	$ 138,954

Rent expense was $59,433 for the year ended December 31, 2003.

NOTE F – PENSION PLAN

The Company sponsors a 401(k) Plan. Employees may elect to contribute to this plan, up to 25% of their compensation, limited to the maximum amount allowed by law. The Company may, but is not required to, make a matching contribution to the plan on behalf of the employees. The Company initiated the process of terminating the plan in November 2003. Plan assets were distributed in February 2004

NOTE G – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1(a)(2)(vi)), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $30,443, which was $25,443 in excess of its required net capital of $5,000. Aggregate indebtedness to net capital at December 31, 2003 was 2%.

NOTE H – MEMBER'S EQUITY

As of December 31, 2003, the Company has only one member.

NOTE I – SUBSEQUENT EVENT

In January, 2004, the Company entered into an amended and restated operating agreement. The Company accepted five new members with the intention of continuing the operations in a manner consistent with the objectives of the Company. The five new members made an initial capital contribution in January, 2004, in an aggregate amount of $90,000. The capital to be contributed to the Company was received in December, 2003. This amount has been recorded as a liability as of December 31, 2003, and was transferred to members' equity in January, 2004.

SUPPLEMENTAL INFORMATION

SCHEDULE 1

INSTREAM PARTNERS, LLC

December 31, 2003

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Net capital		
Total member's equity		$ 162,377
Deductions:		
Nonallowable assets:		
Receivables from customers	$ 105,606	
Furniture and equipment, net	6,897	
Other assets	19,431	131,934
Capital before haircuts		30,443
Haircuts		-
Net capital		30,443
Required net capital under Rule 15c3-1 subparagraph (a)(2)(vi)		5,000
Excess net capital		$ 25,443

Reconciliation with the Company's computation:	
Net capital, as reported by the Company	$ 92,606
Reclassification of advances from new members	(90,000)
Reduction to accounts payable	27,837
Net capital	$ 30,443

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Member
Instream Partners, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Instream Partners, LLC, for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Instream Partners, LLC including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because Instream Partners, LLC does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by Instream Partners, LLC in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of Instream Partners, LLC is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which Instream Partners, LLC has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5 (continued)

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Instream Partners' practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Damor Zydel + Holland

San Francisco, California
February 10, 2004